                                                                    Exhibit 99.1

Consolidated Financial Statements

JED OIL INC. AND SUBSIDIARY
December 31, 2006
(In United States Dollars)

               MANAGEMENTS RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of JED Oil Inc. is responsible for the preparation and integrity of the consolidated financial statements of the Company. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which are consistently applied, and appropriate in the circumstances. In preparing the financial statements, management makes appropriate estimates and judgements based upon available information. Management also prepared the other financial information in the annual report and is responsible for its accuracy and consistency with the financial statements.

As of December 31, 2006, management evaluated the effectiveness of our company's disclosure controls and procedures. Based on that evaluation, management has identified material weaknesses in internal control and financial reporting. The internal control deficiencies that were identified as material weaknesses relate to the limited number of staff and our resulting inability to achieve segregation of duties across all significant financial close and reporting processes, and, lack of personnel with sufficient U.S. GAAP technical expertise and knowledge which results in weaknesses with respect to accounting for complex and non-routine accounting transactions. Management and Board review are utilized to mitigate the risk of material misstatement in financial reporting and to ensure that existing internal controls remain effective until we are able to remediate these weaknesses. Management's goal is to develop and maintain systems of internal accounting control, which are adequate to provide reasonable assurance that the financial statements are accurate, in all material respects. The concept of reasonable assurance recognizes that there are inherent limitations in all systems of internal control in that the costs of such systems should not exceed the benefits to be derived.

The Board of Directors, acting through an Audit Committee composed entirely of directors who are independent of the Company, is responsible for determining that management fulfills its responsibilities in the preparation of the financial statements. The Audit Committee recommends, and the Board of Directors appoints, the independent accountants. The independent accountants are assured of full and free access to the Audit Committee and meet with it to discuss their audit work, the Company's internal controls, financial reporting, and other matters.

The financial statements have been audited by Ernst & Young LLP, which is responsible for conducting its examination in accordance with the standards of the Public Company Accounting Oversight Board (United States).


-------------------------------------
Reg J. Greenslade
Chairman

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JED OIL INC.

We have audited the accompanying consolidated balance sheets of JED Oil Inc. and subsidiary as of December 31, 2006 and 2005, the related consolidated statements of stockholders' equity (deficiency) for each of the years in the two year period ended December 31, 2006, and the related consolidated statements of operations, comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JED Oil Inc. and subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in
Note 1 to the consolidated financial statements, the Company has incurred a substantial loss and realized a negative cash flow from operations for the year ended December 31, 2006. At December 31, 2006, the Company also had a working capital deficiency and a stockholders' deficiency. The Company will require additional funds to meet its obligations as they become due. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in
Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                                               ERNST & YOUNG LLP

Calgary, Canada
March 27, 2007                                             Chartered Accountants

JED OIL INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                           (In United States Dollars)
                    (see Going Concern Uncertainty - note 1)

                                                                                      2006         2005
At December 31                                                                         $             $
--------------                                                                    -----------   ----------
ASSETS
CURRENT
Cash and cash equivalents [note 3]                                                    565,266    4,451,419
Accounts receivable                                                                 3,989,508    4,837,054
Prepaid expenses                                                                       60,045      341,133
Due from Enterra Energy Trust [note 14]                                                    --    6,205,676
Due from JMG Exploration, Inc. [note 14]                                            1,426,102      401,142
Loan receivable from Enterra Energy Trust [note 14]                                        --    6,861,054
                                                                                  -----------   ----------
                                                                                    6,040,921   23,097,478
                                                                                  -----------   ----------
DRILLING ADVANCE [NOTE 4]                                                           3,881,430    4,288,165
DEFERRED FINANCING COSTS [NOTE 5]                                                   1,692,126           --
PROPERTY AND EQUIPMENT [NOTE 6]
   Oil and gas, on the basis of full cost accounting:
   Proved properties                                                              109,875,650   54,737,562
   Unproved properties under development, not being depleted                               --    1,629,017
   Other                                                                              435,269      348,613
                                                                                  -----------   ----------
                                                                                  110,310,919   56,715,192
Less: accumulated depletion and depreciation                                      (85,909,741)  (8,381,422)
                                                                                  -----------   ----------
                                                                                   24,401,178   48,333,770
                                                                                  -----------   ----------
                                                                                   36,015,655   75,719,413
                                                                                  ===========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT
Accounts payable                                                                    3,714,359   16,799,364
Interest payable on convertible note                                                       --      338,889
Preferred share dividends payable                                                     729,501           --
Accrued capital liabilities                                                         1,821,539    8,125,334
Accrued other liabilities                                                           1,333,222    1,450,081
Revolving loan [note 7]                                                             1,475,853           --
                                                                                  -----------   ----------
                                                                                    9,074,474   26,713,668
CONVERTIBLE NOTE PAYABLE WITH A FACE VALUE OF $40,240,000 [NOTE 8]                 40,031,999   20,000,000
ASSET RETIREMENT OBLIGATIONS [NOTE 9]                                               1,185,968    1,401,235
                                                                                  -----------   ----------
                                                                                   50,292,441   48,114,903
                                                                                  -----------   ----------
CONVERTIBLE REDEEMABLE PREFERRED SHARES [NOTE 11]                                  27,974,078           --
COMMITMENTS AND CONTINGENCIES [NOTE 16]
STOCKHOLDERS' EQUITY (DEFICIENCY)
Share capital [note 12]
Common stock - no par value; unlimited authorized; 14,965,826 shares issued and outstanding December 31, 2006, and 14,630,256 shares issued and outstanding
   at December 31, 2005                                                            34,980,833   32,087,197
Additional paid-in capital                                                          1,829,001    1,080,586
Share purchase warrants                                                               948,679       37,506
Accumulated deficit                                                               (85,321,927)  (7,763,390)
Accumulated other comprehensive income                                              5,312,550    2,162,611
                                                                                  -----------   ----------
                                                                                  (42,250,864)  27,604,510
                                                                                  -----------   ----------
                                                                                   36,015,655   75,719,413
                                                                                  ===========   ==========

The accompanying notes to the consolidated financial statements are an integral part of this statement.

On behalf of the Board


-------------------------------------   ----------------------------------------
Reg J. Greenslade                       Justin W. Yorke
Chairman                                Director

JED OIL INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (In United States Dollars)

                                                               2006         2005         2004
FOR THE YEARS ENDED DECEMBER 31                                 $             $            $
-------------------------------                            -----------   ----------   ----------
REVENUE
Petroleum and natural gas                                   25,253,253    9,658,790    1,519,089
Royalties, net of Alberta Royalty Tax Credit                (4,650,566)  (1,653,880)    (295,816)
                                                           -----------   ----------   ----------
                                                            20,602,687    8,004,910    1,223,273
Interest                                                       112,207      604,592      484,137
                                                           -----------   ----------   ----------
                                                            20,714,894    8,609,502    1,707,410
                                                           -----------   ----------   ----------
EXPENSES
Production                                                   4,724,959    1,414,849      243,016
General and administrative [notes 13 and 14]                 4,659,877    2,202,632    2,964,072
Amortization of deferred financing costs                       921,273           --           --
Foreign exchange (gain) loss                                 1,055,018     (499,769)   1,088,921
Depletion, depreciation and accretion [note 6]              79,011,109    3,502,762    4,958,331
Interest on convertible note payable and revolving loan      4,495,479      845,884           --
Loss on equity investment                                           --           --    1,000,000
                                                           -----------   ----------   ----------
                                                            94,867,715    7,466,358   10,254,340
                                                           -----------   ----------   ----------
NET INCOME (LOSS) [NOTE 10]                                (74,152,821)   1,143,144   (8,546,930)
LESS: PREFERRED DIVIDENDS TO PREFERRED SHAREHOLDERS          1,655,185           --           --
                                                           -----------   ----------   ----------
   AMORTIZATION OF PREFERRED SHARE ISSUE COSTS (NOTE 11)       299,313           --           --
                                                           -----------   ----------   ----------
   FOREIGN EXCHANGE LOSS ON PREFERRED SHARES (NOTE 11)       1,451,218           --           --
                                                           -----------   ----------   ----------
NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS        (77,558,537)   1,143,144   (8,546,930)
                                                           ===========   ==========   ==========
Net income (loss) for the year per common share
[note 12(b)]]
   - basic                                                       (5.21)        0.08        (0.81)
   - diluted                                                     (5.21)        0.07        (0.81)
                                                           ===========   ==========   ==========

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED OIL INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (In United States Dollars)

                                                           2006          2005          2004
FOR THE YEARS ENDED DECEMBER 31                             $             $             $
-------------------------------                        -----------   -----------   -----------
OPERATIONS
Net income (loss)                                      (74,152,821)    1,143,144    (8,546,930)
Adjustments to reconcile net income (loss) to cash
   flows from operating activities:
   Foreign exchange (gain) loss                          1,055,018      (499,769)    1,088,921
   Stock-based compensation                                632,396     1,077,642       223,842
   Amortization of deferred financing costs                921,273            --            --
   Depletion, depreciation and accretion                79,011,109     3,502,762     4,958,331
   Loss on sale of asset                                    17,448            --            --
   Loss on equity investment                                    --            --     1,000,000
   Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable           847,546    (4,063,621)   (2,529,260)
      (Increase) decrease in prepaid expenses              281,088      (313,670)      144,281
      Increase in due from Enterra Energy Trust                 --    (4,409,044)
      Decrease (increase) in due from related party             --         5,931        (5,931)
      (Decrease) increase in accounts payable and
         accrued liabilities                           (13,201,864)    6,368,257     2,799,182
      Decrease in interest on convertible note
         payable                                          (338,889)           --            --
                                                       -----------   -----------   -----------
CASH PROVIDED BY (USED IN) OPERATIONS                   (4,927,696)    2,811,632      (867,564)
                                                       -----------   -----------   -----------
FINANCING
Issue of convertible note, net of related costs         34,174,307    20,000,000            --
Issue of preferred shares, net of related costs         14,724,801            --            --
Issue of common shares, net of related costs             1,313,551     1,941,155     8,834,104
Issue of share purchase warrants                                --            --        60,410
Proceeds of revolving loan                               1,475,853            --            --
Preferred share dividends                                 (925,684)           --            --
Deferred financing costs incurred                       (1,978,090)           --            --
                                                       -----------   -----------   -----------
CASH PROVIDED BY FINANCING ACTIVITIES                   48,784,738    21,941,155     8,894,514
                                                       -----------   -----------   -----------
INVESTING
Increase in due from JMG Exploration, Inc.              (1,024,960)      (24,287)     (376,855)
Increase in loan to Enterra Energy Trust                        --    (8,576,797)   (1,992,032)
Decrease in loan to Enterra Energy Trust                        --     3,707,775            --
Payment of drilling advance (note 4)                            --    (4,288,165)           --
Purchase of property and equipment                     (64,161,454)  (35,582,239)   (8,882,531)
Proceeds on disposal of property and equipment          23,748,568            --            --
(Decrease) increase in accrued capital liabilities      (6,303,795)    6,893,949     1,231,385
Increase in long-term investment                                --            --    (1,000,000)
Funds received from joint venture partner (note 14)             --            --    12,636,587
Funds advanced to joint venture partner (note 14)               --            --   (12,832,125)
Advance of loan by third party                                  --            --     4,527,277
                                                       -----------   -----------   -----------
CASH USED IN INVESTING ACTIVITIES                      (47,741,641)  (37,869,764)   (6,688,294)
                                                       -----------   -----------   -----------
Effect of foreign exchange on cash and cash
   equivalents                                              (1,554)   (1,088,611)    1,229,720
                                                       -----------   -----------   -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS    (3,886,153)  (14,205,588)    2,568,376
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR             4,451,419    18,657,007    16,088,631
                                                       -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                     565,266     4,451,419    18,657,007
                                                       -----------   -----------   -----------

During 2006, the Company paid cash interest of $3,984,849 (2005 - $505,479) on the convertible note, cash interest of $310,555 (2005 - Nil) on the revolving loan, and paid no cash taxes.

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED OIL INC. AND SUBSIDIARY

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                           (In United States Dollars)

                                                                      AMOUNT
                                                        SHARES          $
                                                      ----------   -----------
COMMON STOCK
Balance, December 31, 2004                            14,250,000    29,710,573
Shares issued upon exercise of stock options             285,006     1,934,618
Shares issued upon exercise of warrants                   95,250       442,006
                                                      ----------   -----------
Balance, December 31, 2005                            14,630,256    32,087,197
Shares issued upon exercise of stock options             240,005     1,617,192
Shares issued upon exercise of warrants                   37,500       178,527
Shares issued upon conversion of convertible
   subordinated notes                                     57,142     1,085,484
Shares issued upon conversion of preferred share
   dividends                                                 923        12,433
                                                      ----------   -----------
Balance, December 31, 2006                            14,965,826    34,980,833
                                                      ==========   ===========
ADDITIONAL PAID-IN CAPITAL
Balance, December 31, 2004                                             223,842
Stock-based compensation on issued stock options                     1,269,307
Stock-based compensation pursuant to exercise of
   stock options and warrants                                         (412,563)
                                                                   -----------
Balance, December 31, 2005                                           1,080,586
Stock-based compensation on issued stock options                       711,910
Transfers on exercise of stock options and warrants                   (286,073)
Discount on modification of convertible notes                          322,578
                                                                   -----------
Balance, December 31, 2006                                           1,829,001
                                                                   ===========
SHARE PURCHASE WARRANTS
Balance, December 31, 2004                                              60,410
Warrants exercised                                                     (22,904)
                                                                   -----------
Balance, December 31, 2005                                              37,506
Warrants exercised                                                      (9,564)
Share purchase warrants issued pursuant to
   preferred share and convertible note offering                       920,737
                                                                   -----------
Balance, December 31, 2006                                             948,679
                                                                   ===========
DEFICIT
Balance, December 31, 2004                                          (8,906,534)
Net income                                                           1,143,144
                                                                   -----------
Balance, December 31, 2005                                          (7,763,390)
Net loss                                                           (74,152,821)
Less: preferred share dividends                                     (1,655,185)
                                                                   -----------
Less: Amortization of preferred share issue costs                     (299,313)
                                                                   -----------
Less: Foreign exchange loss on preferred shares                     (1,451,218)
                                                                   -----------
Balance, December 31, 2006                                         (85,321,927)
                                                                   ===========
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, December 31, 2004                                           2,364,164
Foreign exchange translation adjustment                               (201,553)
                                                                   -----------
Balance, December 31, 2005                                           2,162,611
Foreign exchange translation adjustment                              3,464,592
                                                                   -----------
Balance, December 31, 2006                                           5,627,203
                                                                   ===========

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                           (In United States Dollars)

                                              2006         2005        2004
FOR THE YEARS ENDED DECEMBER 31                $            $            $
-------------------------------           -----------   ---------   ----------
NET INCOME (LOSS)                         (74,152,821)  1,143,144   (8,546,930)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign exchange translation adjustment     3,464,592    (201,553)   2,016,181
                                          -----------   ---------   ----------
Comprehensive income (loss)               (70,688,229)    941,591   (6,530,749)
                                          ===========   =========   ==========

The accompanying notes to the consolidated financial statements are an integral part of this statement.

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

JED OIL INC. AND SUBSIDIARY

1.   GOING CONCERN UNCERTAINTY

The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the "Company" or "JED") will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $74,152,821 and realized a negative cash flow from operations of $4,927,696 for the year ended December 31, 2006. At December 31, 2006, the Company had a working capital deficiency of $3,033,553 and a stockholder's deficiency of $42,021,710. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

As at December 31, 2006, the Company has recorded significant non-cash write-downs of its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $85,321,927. These write-downs do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has recently offered many of the Company's oil and gas assets for sale (note 20) with a plan to re-invest the proceeds into new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets.

The Convertible Notes Payable (note 8) and Convertible Preferred Shares (note
11) outstanding are due to be repaid February 1, 2008 unless they are converted to common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.

The outcome of these matters is dependant on factors outside of the Company's control and cannot be predicted at this time.

These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(A)  NATURE OF OPERATIONS

The Company is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States.

The Company's future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company's control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

(B)  PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company's wholly owned legal subsidiary, JED Oil (USA) Inc., incorporated under the laws of the state of Wyoming on May 5, 2004. All inter-company accounts and transactions have been eliminated. Investments in companies which give JED significant influence but not control over the investee, are accounted for using the equity method.

(C)  FOREIGN CURRENCY TRANSLATION

As the majority of the Company's operating activities are in Canada, the Company uses the Canadian dollar as its functional currency. JED Oil (USA) Inc. uses the United States dollar as its functional currency. The Company's operations are translated for financial statement reporting purposes into United States dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the current rate method. Under this method, all assets and liabilities are translated at the period-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the period. Exchange differences arising on translation are classified as other comprehensive income in a separate component of stockholders' equity (deficiency).

Monetary assets and liabilities denominated in a currency other than the Company's functional currency are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in a currency other than the Company's functional currency are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses are reflected in the Consolidated Statement of Operations for the period.

The convertible redeemable preferred shares are remeasured at current exchange rates and recorded through stockholders' equity.

(D)  COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss), which includes, but is not limited to, foreign currency translation adjustments resulting from translation of items recorded in the Company's functional currency to its reporting currency at period end as described in note 2(c).

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

(E)  REVENUE RECOGNITION

Petroleum and natural gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectibility of the revenue is probable.

(F)  SHIPPING AND HANDLING COSTS

Shipping and handling costs of petroleum and natural gas products are included as a production expense.

(G)  JOINT OPERATIONS

Substantially all of the Company's petroleum and natural gas development activities are conducted jointly with others. Accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(H)  CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances invested in short-term, highly liquid securities with maturities less than 90 days from the date of purchase.

(I)  PROPERTY AND EQUIPMENT

The Company uses the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs relating to the exploration for and the development of oil and natural gas reserves including land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, and costs of drilling of productive and non-productive wells and general and administrative costs directly related to exploration and development activities. The Company also capitalizes a portion of the cost of stock-based compensation on the same basis as the capitalization of general and administration costs. Unless a significant portion of the Company's proved reserve quantities in a particular country are sold (equal to or greater than 25 percent), proceeds from the sale of oil and gas properties are accounted for as a reduction to capitalized costs, and gains and losses are not recognized.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated proven oil and natural gas reserves before royalties as determined by independent engineers. Properties are evaluated on a quarterly basis by the Company's internal engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis. Costs related to unproven properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves exist or if impairment has occurred.

The Company evaluates its oil and gas assets quarterly, on a country-by-country basis, to determine that the costs are recoverable and do not exceed an amount equal to the present value, discounted at 10 percent, of the estimated future net revenues from proved oil and gas reserves less the future cash outflows associated with the asset retirement obligations that have been accrued in the balance sheet, plus the cost, or estimated fair value if lower, of unproved properties and the costs of any properties not being amortized. If the carrying value of the oil and gas assets is not assessed to be recoverable, the Company limits the capitalized costs of proved oil and gas properties, on a country-by-country basis, net of accumulated depletion and depreciation and deferred income

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

taxes, to the estimated future net cash flows from proved oil and gas reserves based on period-end prices, discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. Capitalized costs exceeding this limit are charged to additional depletion and depreciation expense.

Given the volatility of oil and gas prices, it is reasonably possible that the Company's estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that material write-downs of petroleum and natural gas properties could occur.

Unproved properties are assessed quarterly for possible impairments or reductions in value. If a reduction in value has occurred, the amount of the impairment is transferred to proved properties. Unproved properties that are individually insignificant are generally amortized over an average holding period.

Other property and office furniture, fixtures and equipment are recorded at cost. Depreciation is provided using the straight-line method based over the estimated useful lives at a rate of 20 percent per annum.

(J)  DEFERRED FINANCING COSTS

Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.

(K)  ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company reviews its receivables regularly on an account-by-account basis to determine collectibility. The Company considers accounts receivable to be fully collectible as recorded as of December 31, 2006. Accordingly, no allowance for doubtful accounts is required (2005 - Nil).

(L)  INCOME TAXES

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Temporary differences are differences between the tax basis of assets and liabilities and their reported amount in the financial statements that will result in taxable or deductible amounts in the future. The Company routinely assesses the realizability of its deferred tax assets. If it concludes that it is not more likely than not that some portion or all of the deferred tax assets will be realized, under accounting standards, the tax asset is reduced by a valuation allowance. Numerous judgments and assumptions are inherent in the determination of future taxable income, including factors such as future operating conditions.

(M)  STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan under which it reserves issuer shares of common stock for issuance to key employees, consultants and directors. In 2004 the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123-R, Accounting for Stock-Based Compensation ("SFAS 123-R"), to account for grants issued under this plan. Under these provisions, the cost of options granted is charged to net income (loss) over the vesting period with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model. The Company has incorporated an estimated forfeiture rate for options that will not vest.

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

Modifications to the plan, or changes in estimated forfeitures, result in adjustments to paid-in capital and stock-based compensation expense as these events occur.

(N)  CONVERTIBLE DEBT INSTRUMENTS

When convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivative instruments to be bifurcated determined using the Black Scholes model. The remaining proceeds, if any, are then allocated to the host instruments, usually resulting in those instruments being recorded at a discount from their face amount.

To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

(O)  ASSET RETIREMENT OBLIGATIONS

The Company follows SFAS No 143. "Accounting for Asset Retirement Obligations", which requires that an asset retirement obligation ("ARO") associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company's credit-adjusted risk-free interest rate. The Company's asset retirement obligations primarily relate to the plugging and abandonment of petroleum and natural gas properties.

Inherent in the fair value calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the petroleum and natural gas properties balance.

(P)  MEASUREMENT UNCERTAINTY

The amount recorded for depletion and amortization of oil and gas properties, the provision for asset retirement obligations and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

(Q)  NET INCOME (LOSS) PER SHARE

The Company accounts for per common share amounts in accordance with SFAS No. 128, "Earnings per Share." Under SFAS No. 128, basic per common share amounts is computed by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities. Diluted per common share amounts are computed by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents such as stock options, warrants, convertible notes, and convertible preferred shares.

(R) WARRANTS AND EMBEDDED CONVERSION OPTIONS WITH EXERCISE PRICE DENOMINATED IN A CURRENCY DIFFERENT FROM THE COMPANY'S FUNCTIONAL CURRENCY

Pending the completion of the FASB's deliberations, the Company considers that the above instruments meet the criteria of paragraph 11(a) of FAS 133 and therefore, does not account for such instruments as liabilities.

3.   CASH AND CASH EQUIVALENTS

For year ended December 31, 2006, the average effective interest rate earned on cash equivalent balances was 3.92% (2005 - 2.79%). As at December 31, 2006, the Company had $565,266 (2005 - $4,451,419) in cash and $Nil (2005 - $Nil) in short-term, highly liquid securities.

4.   DRILLING ADVANCE

On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the note, the Company will be provided with five dedicated drilling rigs for a period of three years. The advance will be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note is secured by a General Security Agreement over all assets of the third party, bears no interest and has no set repayment schedule. To date, three of the five rigs have been delivered.

5.   DEFERRED FINANCING COSTS

As per Note 8, 10% Senior Subordinated Convertible Notes in the amount of $34,475,000 were issued on June 1, 2006. Debt issuance costs consisting of legal, accounting, brokerage fees and brokers warrants (note 12(d)) relating to the issuance are capitalized and amortized over the life of the notes.

6.   PROPERTY AND EQUIPMENT

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

                                             2006         2005
                                               $            $
                                         -----------   ----------
Petroleum and natural gas properties     109,875,650   56,366,579
Other                                        435,269      348,613
                                         -----------   ----------
                                         110,310,919   56,715,192
Accumulated depletion and depreciation   (85,909,741)  (8,381,422)
                                         -----------   ----------
                                          24,401,178   48,333,770
                                         ===========   ==========

During 2006, $1,132,672 (2005 - $371,834) of general and administrative costs and $79,514 (2005 - $191,666) of stock-based compensation costs were capitalized to petroleum and natural gas properties.

At December 31, 2006, the Company incurred a ceiling test write-down in accordance with note 1, of Canadian oil and natural gas properties in the amount of $5,044,975 (2005 - $Nil) that is included in depletion, depreciation and accretion in the 2006 Consolidated Statement of Operations. The write-down was caused by higher than anticipated production declines in natural gas producing wells which resulted in a revision to the estimate of proved reserves for those wells. At September 30, 2006, the Company incurred a ceiling test write-down in accordance with note 1, of Canadian oil and natural gas properties in the amount of $44,525,920 (2005 - $Nil) and $16,444,640 (2005 - Nil) relating to impairment of oil and natural gas properties located in the United States. The September 30, 2006 write-downs were caused by higher than normal costs due to the Company performing the majority of it's drilling activity through farm-ins; the reduction of proven reserves from reserve estimates due to uncertainty created by long regulatory approval of down-spacing applications; an exchange of interests in oil and natural gas properties which resulted in the Company swapping mature oil producing interests for interests in a natural gas field resulting in higher weighting of the Company's assets in natural gas; and low natural gas prices at September 30, 2006 which resulted in a lower value for ceiling test purposes. For the year ended December 31, 2006, the Company recorded ceiling test write-downs totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets as part of the depletion and depreciation provision.

At December 31, 2006, the Company did not have any unproved property and seismic costs and therefore none were excluded from the depletion calculation (2005 - $1,701,000).

On September 28, 2006, JED exchanged non-core oil and gas assets with Enterra Energy Corp., and Enterra Production Corp. (Enterra). As the companies had terminated a Technical Services Agreement on December 31, 2005, the companies were no longer related parties. Each company had their assets evaluated by an independent professional reservoir engineer using the same methodology, commodity pricing schedule, and evaluation criteria. The Company swapped assets based on proven and probable reserve values discounted at 10% plus approximately $11.7 million in receivables owed by Enterra for 100% of Enterra's working interest in the North Ferrier area and approximately 57.5% of Enterra's interest in the East Ferrier area which values were also based on proven and probable reserve values discounted at 10%.

On November 15, 2006, the Company sold all of its interest in East Ferrier to a third party for proceeds totaling Cdn $27,500,000 (US $23,576,818). No gain or loss was recognized on the sale in accordance with the Company's accounting policy as per note 2(i). Proceeds from the sale were used to reduce outstanding payables and the Company's operating loan payable.

The Company recorded a depletion and depreciation provision including the above write-downs related to its oil and gas properties of $78,684,381 for the year (2005 - $3,432,677).

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

7.   REVOLVING LOAN

On March 9, 2006, JED entered into a Cdn $20,000,000 (US $17,000,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bears interest at Canadian prime lending rate plus 0.25% which averaged 6.22% during the year and is repayable on demand. The maximum loan limit will vary as the Company brings on new production or disposes of existing properties. At December 31, 2006 the Revolving Loan Facility limit was increased to Cdn $21,000,000 (US $18,000,000).

At September 30, 2006, JED breached its working capital and net debt to trailing cash flow debt covenants. For borrowing purposes, the definition of net debt excludes the convertible notes and preferred shares. The Company received a breach waiver from the Canadian commercial lending institution at September 30, 2006. At December 31, 2006 the Company was within the acceptable covenant ratios.

8.   CONVERTIBLE NOTE PAYABLE

On August 3, 2005, the Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership. The convertible note bore interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005; the note was redeemable on February 1, 2008. The note was convertible at the holder's option into 1,000,000 common shares of the Company at a value of $20 per share.

In May 2006, the Company offered the holders of the notes an opportunity to convert their debt at a revised conversion price of $17.50 per share. On May 17 and 19, holders of $100,000 and $900,000 of the principal balance converted their holdings for 5,714 and 51,428 common shares respectively. The Company accounted for these transactions as induced conversions and recognized an expense $85,499 equal to the fair value of all securities transferred in the transaction in excess of the fair value of securities issuable pursuant to the original note conversion terms.

On May 24, 2006 $5,765,000 of the face value of the August 3, 2005 note was replaced with the Amended and Restated Convertible Note. The Amended and Restated Convertible Note Payable bears interest at a rate of 10% per annum payable in quarterly instalments commencing on June 30, 2006. The note is convertible at the holder's option into 360,315 common shares at a value of $16 per share. In the event of the Company undergoes a change in control, the holder can redeem the note for cash equivalent to 120% of the remaining note principal. The note matures on February 1, 2008.

The Company considered the impact of the modification and concluded it was not substantial and therefore, there is no extinguishment of the original debt. The modification resulted in a debt discount of $322,578 with a corresponding increase in additional paid-in capital. The discount will be amortized over the life of the note using the effective interest method.

In May of 2006, the Company permitted the holders of the August 3, 2005 note a one-time election to convert all or part of the Note to the Series "B" convertible preferred shares. On May 24, 2006, holders of $13,235,000 of the face value of the note converted their holdings to Series B Convertible Preferred Shares as described in Note 11 to the consolidated financial statements. No gain or loss was recognized in connection

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

with the extinguishment of this component of the note.

On June 1, 2006, the Company entered into a $34,475,000 10% Senior Subordinated Convertible Note Purchase Agreement with multiple investors through a private placement. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006. The note is convertible at the holders' option into 2,154,688 common shares of the Company at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal. The note matures on February 1, 2008.

The carrying value of the combined 10% Senior Subordinated Convertible Notes reflects the $40,240,000 face value of the notes net of the debt discount resulting from the modification discussed previously. It was determined that the fair value of the embedded derivative instruments within the convertible notes was $nil at issuance and at December 31, 2006.

9.   ASSET RETIREMENT OBLIGATION

As at December 31, 2006, the estimated present value of the Company's asset retirement obligation was $1,185,968 (2005 - $1,401,235) based on an estimated fair value of $1,938,204, determined using a credit-adjusted risk-free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend from 6 to 14 years into the future.

The following table describes the changes to the Company's asset retirement obligations liability:

                                                    2006       2005
                                                      $          $
                                                 ---------   ---------
ASSET RETIREMENT OBLIGATION, BEGINNING OF YEAR   1,401,235     255,164
Liabilities incurred
 - Properties drilled during the year              497,919   1,075,989
 - Properties swapped in from Enterra (note 6)     402,599          --
Properties swapped out to Enterra (note 6)        (826,276)         --
Properties sold                                   (379,592)         --
Accretion expense                                   90,083      70,082
                                                 ---------   ---------
ASSET RETIREMENT OBLIGATION, END OF YEAR         1,185,968   1,401,235
                                                 =========   =========

10.  INCOME TAXES

The provision for income taxes recorded in the consolidated financial statements differ from the amount, which would be obtained by applying the statutory income tax rate to the net (loss) income before income taxes as follows:

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

FOR THE YEAR ENDED                          2006          2005          2004
------------------                      ------------   ----------   -----------
Net (loss) income before income taxes   $(74,152,821)  $1,143,144   $(8,546,930)
Statutory Canadian corporate tax rate          34.50%       37.62%        38.87%
                                        ------------   ----------   -----------
Tax expense (recovery)                  $(25,582,723)  $  430,051   $(3,322,192)
Resource allowance                          (394,733)    (275,797)     (112,804)
Non-deductible crown charges                 486,331      158,309        74,480
ARTC                                         (98,823)          --            --
Stock-based compensation                     217,141      411,299        92,515
Non-taxable portion of capital loss          864,653
Other                                       (293,259)          --            --
Change in statutory enacted tax rates      1,474,065           --            --
US Corporate tax rate difference            (876,550)          --            --
                                        ------------   ----------   -----------
Anticipated tax (recovery) provision    $(24,203,898)  $  723,862   $(3,268,001)
Deferred tax valuation allowance          24,203,898     (723,862)    3,268,001
Income taxes                            $         --   $       --   $        --
                                        ============   ==========   ===========

The components of the Company's deferred income tax assets are as follows:

AS AT DECEMBER 31                             2006                           2005
-----------------                 ----------------------------   ---------------------------
                                  UNITED STATES      CANADA      United States      Canada
                                  -------------   ------------   -------------   -----------
Resource related tax pools               6,927    $ 15,938,057      $ 8,897      $   912,774
Non-capital loss carry-forwards      6,310,133       3,131,074           --          898,519
Share and debt issuance costs               --         918,191           --          620,417
Other                                   24,725         316,044           --              645
                                   -----------    ------------      -------      -----------
Total future tax assets              6,341,785      20,303,366        8,897        2,432,355
Valuation allowance                 (6,341,785)    (20,303,366)      (8,897)      (2,432,355)
                                   -----------    ------------      -------      -----------
Net future tax assets              $        --    $         --      $    --      $        --
                                   ===========    ============      =======      ===========

The Company incurred non-capital losses in Canada for income tax purposes for years 2003 to 2006 totaling approximately $13,962,000 of which $4,214,000 was used in the current year and $9,748,000 is available for application against future taxable income and will expire in the years 2011 - $1,118,000 and 2012 - $8,630,000.

The Company incurred non-capital losses in the United States for income tax purposes for the years 2005 and 2006 totaling approximately $15,775,000 that are available against future taxable income and will expire in the years 2025 - $1,572,000 and 2026 - $14,203,000.

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES

SERIES B CONVERTIBLE PREFERRED STOCK, $16 STATED VALUE       SHARES        $
------------------------------------------------------     ---------   ----------
Balance, December 31, 2005                                        --           --
Issued upon conversion of convertible subordinated notes     827,188   13,235,000
Issued for cash                                              970,311   15,525,000
Share issue costs, net of amortization                            --     (785,922)
                                                           ---------   ----------
Balance, December 31, 2006                                 1,797,499   27,974,078
                                                           =========   ==========

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

As per Note 8, on May 24, 2006, the Company issued $13,235,000 in Convertible Preferred Shares relating to the Convertible Note Payable originally issued on August 5, 2005. On June 12, 2006, the Company issued an additional $15,525,000 in Convertible Preferred Shares as a private placement to accredited investors. The preferred shares are non-voting and pay dividends at a rate of 10% per annum payable in quarterly payments commencing on September 30, 2006. Payments shall be made on the fifteenth day of the month following the end of each such calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter. The preferred shares issued on conversion of notes and in the private placement are convertible at the holder's option into 827,185 and 970,313 common shares of the Company, respectively, at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.

When convertible equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivate instruments to be bifurcated. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivate instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.

The carrying value of the Convertible Preferred Shares at December 31, 2006 reflects the $28,760,000 face value of the equity instruments less share issuance costs of $1,085,235 plus amortization of $299,313. It was determined that the fair value of the embedded derivative was $nil at issuance and at December 31, 2006.

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

12. SHARE CAPITAL

On September 28, 2005, the shareholders of the Company approved a 3-for-2 stock split of the Company's common shares. The record date of the stock split was set at October 10, 2005 and the shares began trading on the American Stock Exchange on a post split basis on October 12, 2005. All share and per share amounts have been restated to account for the 3-for-2 stock split as if it had occurred at the inception of the Company.

A)   AUTHORIZED

The Company has authorized an unlimited number of common voting shares and an unlimited number of preferred shares, issuable in series. The Series A Preferred Shares were issued during the period from October 2003 to April 2004, and were comprised of 11,400,000 voting, convertible preferred shares. As part of the registration statement, subsequent to the Company's initial public offering in April 2004, holders of all 11,400,000 Series A Convertible Preferred Shares elected to convert their shares into 11,400,000 shares of common stock and all of the Series A Preferred Shares were cancelled. Series B Preferred Shares were issued on May 24, 2006 totaling $13,235,000 and on June 12, 2006 totaling $15,525,000 (see note 11). The Series B Preferred Shares are non-voting and pay dividends at a rate of 10% per annum payable quarterly on the 15th day of the month following a quarter-end. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing fifteen day weighted average closing price immediately preceding the last day of the quarter. The preferred shares are convertible to common shares at the holder's option at a value of $16 per common share which would result in the issue of 827,185 and 970,313 common shares on full conversion. Upon a situation where the Company has undergone a change in control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.

B)   COMMON STOCK ISSUED AND OUTSTANDING

                                                                2006                      2005
                                                      -----------------------   -----------------------
                                                                     AMOUNT                    Amount
                                                        SHARES         $          Shares         $
                                                      ----------   ----------   ----------   ----------
BALANCE, BEGINNING OF YEAR                            14,630,256   32,087,197   14,250,000   29,710,573
Issued upon exercise of stock options                    240,005    1,617,192      285,006    1,934,618
Issued upon exercise of warrants                          37,500      178,527       95,250      442,006
Issued upon conversion of Convertible Subordinated
Notes                                                     57,142    1,085,484           --           --
Preferred share dividends converted to common stock          923       12,433           --           --
                                                      ----------   ----------   ----------   ----------
BALANCE, END OF YEAR                                  14,965,826   34,980,833   14,630,256   32,087,197
                                                      ==========   ==========   ==========   ==========

NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the components of basic and diluted net income (loss) per common share is presented in the table below:

                                                     2006
                                    -------------------------------------
                                        Loss         Shares     Per Share
                                    ------------   ----------   ---------
BASIC AND DILUTED
Loss attributable to common stock   $(77,558,537)  14,872,936    $(5.21)

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

For the year ended December 31, 2006, all of the Company's outstanding convertible redeemable preferred shares and notes, stock options and warrants have an anti-dilutive effect on per common share amounts and therefore have been excluded from the calculation of the diluted loss per share.

                                                       2005
                                       -----------------------------------
                                         Income       Shares     Per Share
                                       ----------   ----------   ---------
BASIC
Income attributable to common stock    $1,143,144   14,470,086     $0.08
EFFECT OF DILUTIVE SECURITIES
Stock options and warrants                     --      803,696        --
DILUTED
                                       ----------   ----------     -----
Income attributable to common stock,
   including assumed conversion        $1,143,144   15,273,782     $0.07
                                       ==========   ==========     =====

For the year ended December 31, 2005, all of the Company's outstanding notes have an anti-dilutive effect on per common share amounts and therefore have been excluded from the calculation of the diluted income per share.

                                                       2004
                                       ------------------------------------
                                           LOSS        SHARES     PER SHARE
                                       -----------   ----------   ---------
BASIC AND DILUTED
Loss attributable to common stock      $(8,546,930)  10,599,437    $(0.81)

For the year ended December 31, 2004, all of the Company's outstanding stock options and warrants have an anti-dilutive effect on per common share amounts and therefore have been excluded from the calculation of the diluted loss per share.

C)   ADDITIONAL PAID-IN CAPITAL

                                    2006        2005
                                     $            $
                                 ---------   ---------
BALANCE, BEGINNING OF YEAR       1,080,586     223,842
Stock-based compensation           711,910   1,269,307
Transfers on exercise of stock
   options and warrants           (286,073)   (412,563)
Discount on modification of
   convertible notes               322,578          --
                                 ---------   ---------
BALANCE, END OF YEAR             1,829,001   1,080,586
                                 =========   =========

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

D)   SHARE PURCHASE WARRANTS

Upon the closing of the Company's initial public offering in April 2004, the Company issued 251,250 share purchase warrants to the Underwriter of the offering. The warrants are exercisable into an equal number of common shares for a four-year period expiring on April 12, 2009 at an exercise price of $4.40 per common share. The Company assigned a fair value of the warrants of $60,410 based on a Black-Scholes option model and the following weighted average assumptions as at the date of grant:

Risk-free interest rate -4.10%
Expected life (years) - 4.87
Contractual life (years) - 5.0
Expected volatility - 96.2%
Estimated forfeitures - 23.35%
Expected dividend yield (%) - Nil

To December 31, 2006, 132,750 (2005 - 95,250) of the warrants have been exercised into common shares of the Company.

On June 12, 2006, the Company issued 10% Convertible Preferred Shares and 10% Convertible Notes. In conjunction with that offering, 156,250 warrants for common shares were issued as a placement agent's fee. The Company assigned a fair value of the warrants of $920,737 based on a Black-Scholes option model and the following weighted average assumptions as at the date of grant:

Risk-free interest rate -4.14%
Expected life (years) - 5.0
Contractual life (years) - 5.0
Expected volatility - 44.0%
Estimated forfeitures - 0.0%
Expected dividend yield (%) - Nil

The fair value of the warrants were allocated to the Convertible Preferred Shares and to the Convertible Notes based on the percentage of the proceeds due to each security in relation to the total proceeds received. Of the total fair value of $920,737, an amount of $285,428 was allocated to the Convertible Preferred Shares, and $635,309 was allocated to the Convertible Notes.

                                   2006                 2005
                             -----------------   -----------------
                                        AMOUNT              Amount
                              SHARES      $       Shares      $
                             -------   -------   -------   -------
BALANCE, BEGINNING OF YEAR   156,000    37,506   251,250    60,410
Warrants exercised           (37,500)   (9,564)  (95,250)  (22,904)
Warrants issued              156,250   920,737        --        --
                             -------   -------   -------   -------
BALANCE, END OF YEAR         274,750   948,679   156,000    37,506
                             =======   =======   =======    ======

E)   STOCK OPTIONS

The following summarizes information concerning outstanding and exercisable stock options as of December 31:

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

                                        2006                   2005
                                --------------------   --------------------
                                            WEIGHTED               Weighted
                                             AVERAGE                average
                                NUMBER OF   EXERCISE   Number of   exercise
                                 OPTIONS      PRICE     options      price
                                ---------   --------   ---------   --------
BALANCE, BEGINNING OF YEAR      1,291,251    $ 8.49    1,138,751    $ 4.62
Granted                         1,015,000    $ 4.98      625,000    $12.91
Cancelled                        (683,746)   $11.52     (187,494)   $ 4.91
Exercised                        (240,005)   $ 5.42     (285,006)   $ 5.34
                                ---------    ------    ---------    ------
BALANCE, END OF YEAR            1,382,500    $ 4.95    1,291,251    $ 8.49
                                ---------    ------    ---------    ------
EXERCISABLE AS AT END OF YEAR     432,500    $ 4.78      261,261    $ 6.79
                                =========    ======    =========    ======

The following table summarizes the stock options outstanding at December 31,
2006

                        STOCK OPTIONS OUTSTANDING           STOCK OPTIONS EXERCISABLE
                   ----------------------------------  ----------------------------------
                                            WEIGHTED                            WEIGHTED
                                            AVERAGE                             AVERAGE
                                WEIGHTED   REMAINING                WEIGHTED   REMAINING
                                 AVERAGE  CONTRACTUAL                AVERAGE  CONTRACTUAL
RANGE OF EXERCISE  OUTSTANDING  EXERCISE      LIFE       OPTIONS    EXERCISE      LIFE
PRICES               OPTIONS      PRICE     (YEARS)    EXERCISABLE    PRICE      (YEARS)
-----------------  -----------  --------  -----------  -----------  --------  -----------
$3.50                 885,000    $ 3.50       5.0        180,000     $ 3.50      5.0
$3.67                 290,000    $ 3.67       2.0        195,000     $ 3.67      2.0
$8.39 - 13.34         155,000    $11.33       4.0         40,000     $10.40      3.1
$17.06 - 17.79         52,500    $17.50       4.5         17,500     $17.50      3.7
                    ---------    ------       ---        -------     ------      ---
                    1,382,500    $ 4.95       4.3        432,500     $ 4.78      3.4
                    =========    ======       ===        =======     ======      ===

The 1,382,500 stock options outstanding at December 31, 2006 vest over a three-year period from the grant date in equal amounts and expire at various dates in 2009 and 2011. The Company has a total of 1,382,500 stock options reserved for issuance under the Stock Option Plan.

13.  STOCK-BASED COMPENSATION

The fair value of stock options granted during the year ended December 31, 2006 including modifications is estimated to be $2,113,398 or $2.28 per option (2005
- $2,751,379 or $4.40; 2004 - $1,048,973 or $1.32) using the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

                            2006   2005   2004
                           -----   ----   ----
RISK-FREE INTEREST RATE     4.10%  4.37%  4.83%
Expected life (years)       4.87    5.0    5.0
Contractual life (years)     5.0    5.0    5.0
Expected volatility         96.2%  32.8%  2.67%
Estimated forfeitures      23.35%    11%    10%
Expected dividend yield      NIL    Nil    Nil

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. The value of the options may be adjusted should estimated forfeitures change based on experience. For the year ended December 31, 2006, this resulted in a $782,209 reduction to stock based compensation expense. Stock based compensation expense for the year ended December 31, 2006 of $632,396 (December 31, 2005 - $1,077,642; 2004 - $223,842)
was included in the Consolidated Statement of Operations.

In conjunction with the December 14, 2006 grant for 180,000 options, there were 90,000 previously issued options which were deeply out of the money and were cancelled. Per FAS123(R), this grant / cancellation scenario needs to be accounted for as a modification of the original stock options. The Company has recognized an incremental amount of stock-based compensation expense of $81,000 which represents the difference between the fair value of the original options priced at the modification date versus the fair value of the new stock options granted on December 14, 2006.

Stock-based compensation expense not yet recognized on unvested options at December 31, 2006 is $2,698,408 (2005 - $2,306,461; 2004 - $1,184,158).

As at December 31, 2006, the exercise price of all of the Company's outstanding options were in excess of the market price of the Company's stock.

14.  RELATED PARTY TRANSACTIONS

Under an Agreement of Business Principles dated September 1, 2003 as amended August 1, 2004, properties acquired by Enterra Energy Trust ("Enterra") were contract operated and drilled by JMG Exploration, Inc. ("JMG"), if they were exploration properties, and contract operated and drilled by JED if they were development projects. Exploration of the properties was performed by JMG, which paid 100% of the exploration costs to earn a 70% working interest in the properties. When JMG discovered commercially viable reserves on the exploration properties, Enterra had the right to purchase 80% of JMG's working interest in the properties at a fair value as determined by independent engineers. Should Enterra elect to have JED develop the properties, development would be done by JED, which would pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra had a first right to purchase assets developed by JED. The amended Agreement of Business Principles was terminated on September 13, 2006.

Under a Technical Services Agreement dated January 1, 2004, both the Company and Enterra provided operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provided these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. For the year ended December 31, 2005, the Company charged general and administrative expenses and field operating expenses to Enterra of $5,112,744. The total outstanding from Enterra at December 31, 2005 was $6,205,676 (December 31, 2004 - $1,796,632) and was settled as part of the asset swap agreement. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties and replaced with Joint Services Agreements between the Company and Enterra and between the Company and JMG separately. The Joint Services Agreement allowed for the temporary provision of services as mutually agreed upon on a grossed-up cost basis. Effective March 31,

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

2006, JED and Enterra had separate boards of directors, management, and employees and therefore Enterra was no longer considered a related party.

On January 28, 2004, pursuant to a farm-in/joint venture agreement signed in January 2004 with Enterra Energy Corp., the Company advanced Enterra $12,832,125 (Cdn$17,000,000). The advance was subsequently repaid on June 29, 2004 together with accrued interest of $231,043 at an effective interest rate of 4.39%. Due to the strengthening of the Canadian dollar relative to the United States dollars, when the receipt of funds was translated from the operating currency of Canadian dollars to the reporting currency of United States dollars, a cash inflow of $12,636,587 was recorded on the consolidated statement of cash flows, which resulted in cash used in financing activities of $195,538.

On December 23, 2004, the Company loaned $1,992,032 (Cdn$2,400,000) to Enterra, a joint venture partner whose Chairman of the Board was also Chairman of the Company's Board. The loan was originally repayable on or before June 29, 2005, however, the term of the loan was extended. The revised terms of the loan called for interest to be calculated at a rate of 10% per annum. During the year ended December 31, 2005, the Company loaned additional funds of $8,576,797 under the same terms of which Enterra repaid $3,707,775. The total outstanding from Enterra, including accrued interest, under the promissory note at December 31, 2005 was $6,861,054 (December 31, 2004 - $1,992,032). During 2006 the entire loan together with accrued interest was repaid in full as part of the asset swap agreement.

In August 2004, the Company acquired 250,000 common shares of JMG, a private company at the time of the Company's investment, representing approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000. In August 2005, JMG completed its initial public offering which reduced the Company's ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors. The Company's investment in JMG is being accounted for using the equity method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required to include 100% of the equity loss of JMG for the period then ended. As the loss incurred by JMG for the period ended December 31, 2004 exceeded JED's net investment, the Company reduced its net investment to zero. However, as JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the JMG investment has been recorded.

During the year ended December 31, 2004, the Company entered into the following transactions with JMG:

(i) JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $325,811. These services were provided at standard industry rates for similar services.

(ii) in consideration for the assignment of JED's interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $1,422,655 for the year ended December 31, 2004, on a cost recovery basis.

In connection with these transactions the total amount receivable from JMG at December 31, 2004 was $376,855). Subsequent to year-end, this amount was repaid in full

During the year ended December 31, 2005, the Company entered into the following transactions with JMG:

(i) JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $711,134. These services were provided under the terms of the Technical Services Agreement on an expense reimbursement basis.

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

(ii) in consideration for the assignment of JED's interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $85,085 for the year ended December 31, 2005, on a cost recovery basis.

In connection with these transactions the total amount receivable from JMG at December 31, 2005 was $401,142. Subsequent to year-end, this amount was repaid in full.

On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis.

During the year ended December 31, 2006, the Company entered into the following transactions with JMG:

(i) JED charged JMG for certain general and administrative services and oil and gas equipment in the amount of $391,494.

(ii) JED charged JMG an operator's overhead recovery based on capital expenditures made of $119,553.

(i) JED charged JMG $5,187,286 in capital expenditures and $116,833 in operating costs for wells operated by JED where JMG was a joint venture partner.

(i) JMG charged JED $5,857,320 in capital expenditures and $64,403 in operating costs for wells operated by JMG where JED was a joint venture partner.

In connection with these transactions the total amount receivable from JMG at December 31, 2006 $1,426,102 (December 31, 2005 - $401,142).

On February 27, 2006, the Company and JMG Exploration, Inc. announced that they had signed a letter of intent for JED to acquire JMG. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. Completion of the proposed transaction was subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and JED. In addition, completion of the transaction was subject to receipt of all regulatory and stock exchange approvals in the United States and Canada and the approval of the shareholders of both JMG and JED. On November 20, 2006 The Special Independent Committee of JMG gave notice to JED that it had decided not to pursue the proposed transaction citing material changes to both companies and general market conditions.

At December 31, 2004, due from related party was comprised of $5,931 due from a company that is controlled by an officer and director of the Company. These services were provided at standard industry rates for similar services. The entire amount was paid in full in 2005.

15. FINANCIAL INSTRUMENTS

(A) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2006, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, due from JMG Exploration Inc., accounts payable, interest payable on convertible note, preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization (see note 8). Interest on the convertible notes is paid at a rate of 10% per annum on a quarterly basis. The convertible notes come due at February 1, 2008. Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value. At December 31, 2005, the Company's financial instruments also included due from Enterra and loan from Enterra. Unless otherwise noted, as at December 31, 2006 and

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

2005 there were no significant differences between the carrying amounts of these financial instruments and their estimated fair value.

(B) CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, and accounts receivable. At December 31, 2006, the Company had all of its cash and cash equivalents with one banking institution. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with oil and gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.

(C) INTEREST RATE RISK

At December 31, 2006, the interest rate risk exposure relates only to the revolving loan.

(D) FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents on hand, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in United States currency.

No forward foreign currency exchange contracts were in place at December 31, 2006 and 2005.

16. COMMITMENTS AND CONTINGENCIES

In conjunction with the Drilling Advance outlined in note 4, the Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years. The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each separate contract. At December 31, 2006, JED has received delivery of three of the rigs. The remaining two rigs are not scheduled to be delivered until the later half of 2007. The following outlines the Company's estimated commitments over the life of the contracts:

                                2007         2008         2009         2010         TOTAL
                             ----------   ----------   ----------   ----------   -----------
Estimated minimum contract
   payments                  $3,300,000   $6,600,000   $4,950,000   $2,805,000   $17,655,000
                             ==========   ==========   ==========   ==========   ===========

The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification. Accordingly, no provision has been made in these financial statements under the terms of the indemnification agreements.

The Company had no derivative financial or physical delivery contracts in place at December 31, 2006 and 2005.

17. SEGMENT DISCLOSURE

In late 2005, JED commenced development activities in the states of North Dakota and Wyoming of the United States. Analysis of results by operating segment (determined by geographic location):

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

                                               2006         2005         2004
                                           -----------   ----------   ----------
PETROLEUM AND NATURAL GAS SALES
Canadian Operations                        $24,072,290   $9,622,195   $1,516,820
US operations                              $ 1,180,963   $   36,595   $    2,269
                                           -----------   ----------   ----------
                                           $25,253,253   $9,658,790   $1,519,089
                                           -----------   ----------   ----------
DEPLETION, DEPRECIATION, AND ACCRETION
Canadian Operations                        $62,394,204   $3,501,495   $4,958,331
US operations                              $16,616,905   $    1,267   $       --
                                           -----------   ----------   ----------
                                           $79,011,109   $3,502,762   $4,958,331
                                           -----------   ----------   ----------

                                               2006           2005          2004
                                           ------------   -----------   -----------
NET INCOME (LOSS)
Canadian Operations                        $(58,215,556)  $ 1,117,725   $(8,549,199)
US operations                              $(15,937,265)  $    25,419   $     2,269
                                           ------------   -----------   -----------
                                           $(74,152,821)  $ 1,143,144   $(8,546,930)
                                           ------------   -----------   -----------
ASSETS (EXCLUDING INTERCOMPANY BALANCES)
Canadian Operations                        $ 31,926,310   $72,222,718   $28,928,276
US operations                              $  3,676,394   $ 3,496,695   $   105,471
                                           ------------   -----------   -----------
                                           $ 35,602,704   $75,719,413   $29,033,747
                                           ------------   -----------   -----------
CAPITAL EXPENDITURES BY SEGMENT
Canadian Operations                        $ 48,243,947   $33,951,955   $ 8,882,531
US operations                              $ 15,917,507   $ 1,630,284   $        --
                                           ------------   -----------   -----------
                                           $ 64,161,454   $35,582,239   $ 8,882,531
                                           ------------   -----------   -----------

18. COMPARATIVE FIGURES

Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.

19. NEW ACCOUNTING STANDARDS

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an

JED OIL INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States Dollars)

adjustment to the opening balance of deficit. The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that Fas 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115", ("FAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

20. SUBSEQUENT EVENTS

As discussed in note 1, subsequent to the year end, the Company has offered a significant portion of its assets for sale. These assets are located in the Ferrier area of Alberta, Canada and represent approximately 760Boe/day of the reported exit production of the Company at December 31, 2006 which totaled 960 Boe/day. The Company has engaged an independent divestment firm to solicit bids for the property. The Company is currently evaluating bids received to determine which bid, if any, will be accepted.